IAMGOLD COMPLETES TERM LOAN REPAYMENT AND RECEIVES APPROVAL
FOR NORMAL COURSE ISSUER BID

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 9, 2025 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce that as of December 9, 2025, the Company has executed on its debt reduction strategy with the repayment of the final $130 million outstanding on its 2nd Lien Term Loan, completing the repayment of the loan in full. Alongside this news, the Company announces that the Toronto Stock Exchange (the "TSX") has approved the Company's notice of its intention to make a normal course issuer bid (the "Bid") to purchase up to 57,000,000 of its common shares, representing approximately 9.92% of IAMGOLD's public float as at November 30, 2025.

"Today marks a significant milestone for IAMGOLD, as we take decisive steps to further strengthen our balance sheet and enhance financial flexibility, in tandem with the share buyback program which underscores our confidence in the Company's future and reinforces our commitment to delivering value to shareholders," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Looking ahead to 2026, we are excited about the opportunities before us as we work to demonstrate the expansion potential of Côté, while advancing further value accretive opportunities at Westwood, Essakane and the rapidly growing Nelligan Mining Complex in Quebec."

The share buyback program demonstrates management's confidence in the Company's long-term value and its commitment to disciplined capital allocation. The program reflects the Company's view that the market may undervalue IAMGOLD's common shares (the "Shares") and that the Share market price may not, from time to time, adequately capture the value of the business, assets, and prospects of IAMGOLD. In such circumstances, repurchasing Shares represents an accretive investment for IAMGOLD since a portion of the Company's excess cash generated on an annual basis can be invested to deliver an attractive risk-adjusted return on capital through the Bid.

As at November 30, 2025, the number of IAMGOLD's issued and outstanding Shares totaled 575,475,425. In accordance with the rules of the TSX, the maximum daily purchases on the TSX under this Bid will be 585,822 Shares, which is 25% of the average daily trading volume for the Shares, being 2,343,290 Shares, on the TSX for the six months ended November 30, 2025. In accordance with applicable U.S. securities laws, the maximum daily purchases on the New York Stock Exchange ("NYSE") under this Bid will be 25% of the average daily trading volume for the Shares in the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

IAMGOLD may make purchases, from time to time, on the open market through the facilities of the TSX and NYSE, or any other eligible Canadian alternative trading system on which the Shares are listed. The period of the Bid will begin on December 12, 2025 and will continue until December 11, 2026, or an earlier date should the Company complete its purchases.

IAMGOLD will pay the market price at the time of acquisition of any Shares in accordance with the rules and policies of the TSX, NYSE and applicable securities laws. The purchase of Shares under the Bid will be funded out of IAMGOLD's operating cash flows, and such acquired Shares will either be cancelled or placed under trust to satisfy future obligations under the Company's share incentive plan. Although the Company has a present intention to acquire its Shares pursuant to the Bid, it is not obligated to make any purchases, and the actual number of Shares to be purchased, and the timing of any purchases, will be at the Company's discretion. IAMGOLD did not have a normal course issuer bid in place during the 12-month period preceding the date hereof, and accordingly, no Shares were repurchased or cancelled during that period.

A copy of the Company's Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX can be obtained from the Corporate Secretary of IAMGOLD without charge.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine achieved full nameplate in June 2025 and has the potential to be among the largest gold mines in Canada. IAMGOLD operates Côté Gold in partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance, the normal course issuer bid and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements in this news release include, without limitation, those under the heading "About IAMGOLD", and include, but are not limited to, statements with respect to: the estimates of success and impact of the Bid, the impact of the repayment of the 2nd Lien Term Loan, and the realization of such estimates; operational and financial performance including the Company's costs and capital and other expenditures; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; government regulation of mining operations (including the Competition Act (Canada) and the regulations associated with the fight against climate change), and statements regarding IAMGOLD's future share repurchase activity under the Bid including the amount, timing, and strategic rationale for such purchases.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; the completion of the transactions with Northern Superior Resources Inc. and Mines d'Or Orbec Inc., including receipt of the required approvals for the proposed arrangements, and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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